Filed Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Filer: Bats Global Markets, Inc.

Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.

(SEC File No. for Registration Statement

on Form S-4 filed by CBOE Holdings, Inc.: 333-214488)

MEDIA

Hannah Randall

New York

+1.646.856.8809

Stacie Fleming

London

+44.20.7012.8950

Randy Williams

New York

+1.212.378.8522

comms@bats.com

INVESTORS

Mark Marriott

Kansas City

+1.913.815.7132

ir@bats.com

Bats Global Markets Reports Record 2016 U.S. Options Market Share, Maintains Strength Across All Other Markets

Increases U.S. ETF Listings by 145%

KANSAS CITY, NEW YORK and LONDON – January 17, 2017 – Bats Global Markets, Inc. (Bats: BATS) today reported 2016 highlights, including the April initial public offering, the September CBOE transaction announcement and continued strength across all of its markets, led by record full-year U.S. Options market share and U.S. ETF listings growth.

•    IPO: In April, Bats completed its IPO on Bats Exchange of 15,295,000 shares of common stock for $19.00 per share.

•    CBOE Transaction: In September, Bats entered into a transaction agreement with CBOE Holdings under which CBOE will acquire Bats to create one of the largest market operators around the globe. The acquisition valued the equity market capitalization of Bats at approximately $3.2 billion as of the date of announcement. The transaction remains subject to customary closing conditions.

•    U.S. Options: Bats set a new annual market share record of 11.1% for its U.S. Options business, up from 9.6% in 2015. In addition, Bats had record market share in equity options, of 12.5% and record market share in single leg equity options, of 17.4%.

•    ETF Listings & Trading: Bats remained the #1 U.S. market operator for ETF trading throughout the year, and welcomed 85 ETF listings to its U.S. market, an increase of 145% over 2015. During the year, the company captured 30% of all new ETF listings and 17% of ETF switches from other markets. In December, Bats welcomed 27 funds from eight providers to its U.S. market and, as of January 9th, there are now 144 ETFs listed on Bats in the U.S., from 24 different issuers.

•    U.S. Equities: Bats also reported record U.S. Equities average daily matched volume of 1.52 billion shares in 2016 with 20.6% market share vs. 21.1% in 2015.

•    Europe Equities: Bats’ European Equities reported 22.9% market share in 2016 vs. 24.4% in 2015, remaining the #1 stock market in Europe. Also, BXTR remained the largest trade reporting facility in Europe with more than €4.8 trillion in transactions reported in 2016.

•    Global FX: In Global FX, Hotspot grew market share to 12.5% over 2016 from 11.5% in 2015 and the platform reported a record on November 9th, with more than $64 billion traded.

Additional annual highlights for Bats are outlined below.

2016 Highlights:

U.S. Equities

•    Bats reported 20.6% U.S. Equities market share for 2016 vs. 21.1% in 2015.

•    Bats worked with Nasdaq and NYSE to strengthen U.S. equity markets through the harmonization of key functions.

•	Bats unveiled the Community Policing Program for its U.S. Equities and Options exchanges in July. The program is designed to further enhance the company’s capabilities in monitoring markets. Related, Bats received approval from the Securities and Exchange Commission (SEC) for the Bats Client Suspension Rule in February. The new rule assists the company in taking swifter action to prohibit manipulative behavior on the Bats Exchanges.

U.S. Options

•	Bats reported record average daily volume of 1.75 million contracts with 11.1% U.S. Options market share for 2016 vs. 9.6% in 2015.

•	Bats successfully migrated BZX Options to the company’s next generation matching engine in October. Both Bats’ options markets – BZX and EDGX - now operate on the latest proprietary technology.

•	Bats announced plans to launch the Bats Auction Mechanism (BAM), new functionality that provides price improvement opportunities for orders sent to EDGX Options. The new service officially launched on January 4, 2017.

ETF Listing and Trading

•	Bats was the #1 market for ETF trading for every month of 2016.

•	Bats welcomed 17 new issuers to its U.S. market in 2016, and the company now has 23 issuers that maintain listings on the Bats ETF Marketplace. Additional information on all products listed on Bats is available on the Bats ETF Marketplace website.

•	Bats acquired ETF.com, a provider of ETF data, news and analysis. The transaction closed on April 1st and ETF.com is now an independent subsidiary of Bats. In December, Dave Nadig was appointed CEO of ETF.com.

•	Bats received approval from the SEC to adopt generic listings standards for actively managed ETFs. The new standards allow qualifying ETFs to follow an expedited path through the regulatory approval process, helping issuers bring innovative funds to the market more quickly.

•	In July, Bats announced a liquidity management provider (LMP) program to incentivize ETP liquidity providers to trade on Bats. In addition, the company further plans to boost its ETP market incentive plan for market makers who play pivotal role throughout lifecycle of ETPs, regulatory approval pending.

European Equities

•	Bats’ European Equities business traded €2.7 trillion over 2016 with 22.9% market share vs. 24.4% in 2015, remaining the #1 stock market in Europe.

•	BXTR remained the largest trade reporting facility in the region with more than €4.8 trillion in transactions reported in 2016.

•	Bats launched a new block trading service for the European equity market called Bats LIS, powered by BIDS Trading. The service rolled out to Bats direct participants in December and will complete its rollout in February 2017 with direct access for the buyside.

•	Bats successfully launched a new Indices business in June with the introduction of a UK-focused benchmark index series, comprised of 18 different indices. In December, Bats expanded the product line with eight new indices for the French, German, Italian and Swiss markets bringing the total number of European indices managed by Bats to 26.

Global FX

•	Hotspot reported record volume on November 9th, with over $64 billion traded on the platform.

•	Average daily notional value on Hotspot’s London matching engine remained steady at $2.0 billion in December, equating to 8.3% of overall volume available on the platform.

•	Bats acquired Javelin Swap Execution Facility, closing the deal on November 1. The acquisition accelerates Bats’ plans to offer the trading of non-deliverable forwards for the FX market.

•	Bats Hotspot introduced outright deliverable forwards to its market in November.

•	Bats Hotspot launched Hotspot Link, a new services that allows customers to build private liquidity pools.

•	Technology upgrades made to the Hotspot platform have reduced latency by approximately 400 microseconds. Average latency is now under 150 microseconds.

December 2016 Volume and Market Share Overview

In addition to annual highlights, Bats also reported December 2016 volume and market share. Highlights for the month of December are outlined below by business line.

U.S. Equities (Bats Exchanges – BZX, BYX, EDGA, EDGX)	December2016
Bats Exchanges – Overall market share	19.3%
Bats Exchanges – Average daily matched volume (shares)	1.33 billion
Overall Industry – Average daily consolidated volume (shares)	6.89 billion
U.S. Equity Options (Bats Options – BZX Options + EDGX Options)
Bats Options – Overall market share	10.9%
Bats Options – Average daily matched volume (contracts)	1,660,092
Overall Industry – Average daily consolidated volume (contracts)	15,261,026
Global FX (Bats Hotspot)
Total notional value traded	$536.4 billion
Average daily notional value (ADNV)	$24.4 billion
European Equities (Bats Europe Equities )
Bats Europe – Overall European market share	20.2%
Bats Europe – Average daily notional value	€8.7 billion
Pan-European Consolidated Volume [1]– Average daily notional value	€43.1 billion
European Trade Reporting (BXTR)
BXTR – Total notional value reported	€338.2 billion
BXTR – Average daily notional value reported	€16.1 billion

________________________

1 Based on Bats Europe market coverage, available at bats.com

U.S. EQUITIES: Bats Exchanges (BYX, BZX, EDGA, EDGX) Volume & Market Share

	December 2016	December 2015
Bats Exchanges – Overall market share	19.3%	21.0%
Bats Exchanges – Average daily volume matched (shares)	1.33 billion	1.50 billion
Bats Exchanges – Average daily notional value matched	$49.2 billion	$55.9 billion
Bats Exchanges – Total notional value traded for month	$1.03 trillion	$1.23 trillion
Bats Exchanges market share – Tape A securities	17.6%	18.5%
Bats Exchanges market share – Tape B securities	21.6%	25.3%
Bats Exchanges market share – Tape C securities	20.7%	22.7%
Bats Exchanges market share in ETF trading	21.9%	25.7%

For additional U.S. equities market volume information: Bats U.S. Equities Market Volume Summary

U.S. OPTIONS: Bats Options (BZX Options + EDGX Options) Volume & Market Share

	December 2016	December 2015
Bats Options – Overall market share	10.9%	10.1%
BZX Options – Market share	9.7%	9.8%
EDGX Options – Market share	1.2%	0.3%
Bats Options – Overall average daily volume (contracts)	1,660,092	1,513,941
BZX Options – Average daily volume	1,480,383	1,469,672
EDGX Options – Average daily volume	179,709	44,269

For additional U.S. Options market volume information: Bats U.S. Options Market Volume Summary

GLOBAL FX: Hotspot Highlights, Volume & Market Share Statistics2

Hotspot Market Statistics	December 2016	December 2015
Total volume traded	$536.4 billion	$529.8 billion
Average daily notional value (ADNV)	$24.4 billion	$24.1 billion
Number of trading days	22	22
Hotspot Volume Percentage Breakdown (Timezone)
Europe	39.4%	39.9%
Americas	43.7%	46.4%
Asia	16.3%	13.7%
Top Five Currency Pairs by Volume Percentage
EUR/USD	26.2%	29.1%
USD/JPY	14.9%	14.9%
GBP/USD	8.9%	11.2%
AUD/USD	7.0%	8.5%
USD/CAD	6.5%	8.1%

Hotspot daily, monthly, and quarterly volumes are posted on the Hotspot website.

___________________________

[2]	Hotspot volumes represent the notional value in U.S. dollars of all trades executed on the platform, counting one side of the transaction. Hotspot Volume Percentage Breakdown is based on the times at which the trades were executed, based on EST (i.e. EST: Asia: 5pm-2am, Europe: 2am-9am, US: 9am-5pm).

EUROPEAN EQUITIES: Bats Europe + BXTR Volume & Market Share3

•	According to Bats statistics on market size, 36.6% of all equity transactions in Europe (either traded on exchange or OTC) touched Bats’ systems in December.

	December 2016	December 2015
Bats Europe – Overall market share	20.2%	23.7%
Bats Europe – Average daily notional value traded	€8.7 billion	€10.3 billion
Displayed average daily notional value	€7.6 billion	€9.2 billion
Non-displayed[4] average daily notional value	€1.1 billion	€1.1 billion
Bats Europe – Total notional value traded	€182.7 billion	€226.1 billion
BXTR – Total notional value reported	€338.2 billion	€353.6 billion
BXTR – Average daily notional value reported	€16.1 billion	€16.1 billion

BATS INDICES: December Monthly Performance for Key Bats Indices

Additional information is available on the Bats Indices website.

Bats UK 100	+4.9%
Bats UK 250	+3.1%
Bats UK All Companies	+4.6%

___________________________

[3]	Represent consolidated figures for BXE and CXE lit and dark books, unless otherwise noted.

[4]	BXE and CXE non-displayed order books.

EUROPE: Bats Europe Equities & Market Share

For additional European Equities market volume information: Bats Europe Market Volume Summary

	December 2016	December 2015
London market overall	23.0%	25.3%
FTSE 100 securities	24.9%	26.9%
FTSE 250 securities	24.2%	24.8%
Paris market overall	20.5%	22.8%
CAC 40 securities	20.6%	22.9%
CAC Next20 securities	25.1%	25.8%
Frankfurt market overall	20.1%	25.2%
DAX 30 securities	20.2%	26.8%
MDAX securities	26.6%	28.6%
TecDAX securities	20.4%	22.5%
Amsterdam market overall	20.7%	22.8%
AEX securities	21.3%	23.6%
AMX securities	18.3%	18.7%
Brussels market overall	20.6%	25.3%
BEL 20 securities	20.1%	24.5%
Milan market overall	10.5%	18.2%
FTSE MIB securities	11.5%	19.4%
Zurich market overall	20.3%	24.6%
SMI securities	22.4%	26.8%
SMIM securities	17.8%	22.2%
Nordic market overall	21.7%	24.4%
Helsinki OMXH25 securities	24.6%	30.1%
Stockholm OMXS30 securities	22.5%	27.7%
Copenhagen OMXC20 securities	21.7%	24.7%
Oslo OBX securities	21.6%	24.0%
Vienna market overall	15.4%	13.7%
ATX securities	15.6%	14.2%
Lisbon market overall	22.2%	20.0%
PSI-20 securities	22.3%	20.2%
Dublin market overall	19.5%	14.9%
ISEQ 20 securities	19.5%	14.9%
Madrid market overall	21.4%	22.0%
IBEX 35 securities	22.2%	22.9%
Key Indices
EUROSTOXX 50 securities	19.2%	23.4%
FTSE RIOB	7.4%	10.3%

About Bats Global Markets, Inc.

Bats Global Markets, Inc., is a leading global operator of exchanges and services for financial markets, dedicated to Making Markets Better. We are the second-largest stock exchange operator in the U.S., operate the largest stock exchange and trade reporting facility in Europe, and are the #1 market globally for ETF trading. We also operate two fast-growing U.S. options exchanges. In the global foreign exchange market, we operate Hotspot. ETF.com, a leading provider of ETF news, data and analysis, is a wholly-owned subsidiary. The company is headquartered in Kansas City with offices in New York, London, Chicago, San Francisco, Singapore and Quito, Ecuador.  Visit bats.com and @BatsGlobal for more information.

Cautionary Statements Regarding Forward-Looking Information

This press release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: the loss of CBOE’s rights to exclusively list and trade certain index options and futures products;

economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release is being made in respect of the proposed merger transaction involving CBOE and Bats. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.